SO 3/3/03

03002500

VF2-28-03

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UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 26 2003 PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8- 51944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thoroughbred Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5038 Thoroughbred Lane
(No. and Street)

Brentwood (City) Tennessee (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Kelly (615) 371-0001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Avenue, Suite 550 (Address) Nashville (City) Tennessee (State) 37203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, Daniel Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thoroughbred Financial Services, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

VIVIAN P. CHAMBERS NOTARY PUBLIC AT LARGE DAVIDSON COUNTY, TENN.

Daniel Kelly
Signature

VP
Title

Vivian P. Chambers
Notary Public my comm. expires: Nov 27, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOROUGHBRED FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS

December 31, 2002 and 2001

TABLE OF CONTENTS

Facing Page – Form X-17A-5, Part III .... 1 – 2

Independent Auditor's Report 3

Financial Statements:

Statements of Financial Condition 4

Statements of Operations 5

Statements of Changes in Members' Equity 6

Statements of Cash Flows 7

Notes to Financial Statements .... 8 – 10

Supplementary Information
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission 11

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 12

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 13

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 14

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation 15

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit 16

Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5 .... 17 – 18

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

We have audited the accompanying statements of financial condition of Thoroughbred Financial Services, LLC (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thoroughbred Financial Services, LLC as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

January 24, 2003
Nashville, Tennessee

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

Assets

	2002	2001
Cash and cash equivalents	$ 449,971	$ 476,121
Deposits with clearing organizations	50,000	50,000
Commissions and other receivables	95,299	78,763
Prepaid expenses and other	26,554	27,687
Property and equipment, net of accumulated depreciation of $21,774 and $13,221, respectively	18,465	20,182
Total assets	$ 640,289	$ 652,753

Liabilities and Members' Equity

	2002	2001
Liabilities:		
Accounts payable and accrued expenses	$ 17,488	$ 20,305
Payable to brokers	-	186,784
Accrued compensation, taxes and benefits	238,647	193,276
Total liabilities	256,135	400,365
Members' equity	384,154	252,388
Total liabilities and members' equity	$ 640,289	$ 652,753

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions income	$ 6,138,403	$ 5,785,729
Management fees from related company	180,000	167,997
Other	147,973	163,617
Total revenues	6,466,376	6,117,343
Expenses:		
Commissions expense	4,227,752	4,087,779
Employee compensation, taxes, and benefits	1,532,530	1,412,170
Management fees	227,763	268,526
Rent	143,325	143,325
Other	113,487	124,869
Trade fees and confirmations	61,074	62,798
Legal and professional	28,679	33,178
Total expenses	6,334,610	6,132,645
Net income (loss)	$ 131,766	$ (15,302)

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the years ended December 31, 2002 and 2001

	Member Contributions	Retained Earnings (Deficit)	Total Members' Equity
Balances at December 31, 2000	$ 300,000	$ (32,310)	$ 267,690
Net loss	-	(15,302)	(15,302)
Balances at December 31, 2001	300,000	(47,612)	252,388
Net income	-	131,766	131,766
Balances at December 31, 2002	$ 300,000	$ 84,154	$ 384,154

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ 131,766	$ (15,302)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	9,686	9,947
Changes in operating assets and liabilities:		
Commissions and other receivables	(16,536)	54,298
Accounts payable and accrued expenses	(2,817)	10,631
Payable to brokers	(186,784)	(39,225)
Accrued compensation, taxes and benefits	45,371	(31,088)
Net cash used in operating activities	(19,314)	(10,739)
Cash flows from investing activities:		
Purchase of property and equipment	(6,836)	(7,939)
Net cash used in investing activities	(6,836)	(7,939)
Net decrease in cash and cash equivalents	(26,150)	(18,678)
Cash and cash equivalents, beginning of year	476,121	494,799
Cash and cash equivalents, end of year	$ 449,971	$ 476,121
Supplemental disclosure:		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Thoroughbred Financial Services, LLC (the "Company") was formed effective June 24, 1999 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the National Association of Securities Dealers. The Company also acts as an investment advisor and sells insurance products. It operates as a limited liability company ("LLC"), and its members have limited personal liability for the obligations or debts of the entity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Commission income and related expenses from customers' securities transactions are recorded on a trade date basis. Insurance commissions are recognized at the time the underwriting is completed and the income is reasonably determinable.

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances which, at times may exceed federally insured limits. However, management believes credit risk is minimal as accounts are maintained at high quality financial institutions.

Commissions receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2002 and 2001.

Property and equipment

Effective April 1, 2000, the Company purchased substantially all of its property and equipment from a related party. The furniture and equipment was recorded at fair value at time of purchase. Purchases subsequent to that date have been recorded at cost. Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized; other repairs and maintenance are expensed. Depreciation is computed using accelerated methods for both financial and tax reporting purposes, based on the estimated useful lives of the related assets.

Income taxes

Effective January 1, 2002, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. Prior to 2002 the Company was treated as a partnership for federal income tax purposes. The financial statements do not reflect a provision for income taxes.

THOROUGHBRED FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2002 and 2001

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements for the years ended December 31, 2002 and 2001.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31 consisted of the following:

	2002	2001
Furniture and fixtures	$ 12,814	$ 12,368
Computer equipment	27,425	21,035
	40,239	33,403
Less: Accumulated depreciation	(21,774)	(13,221)
	$ 18,465	$ 20,182

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2002, the Company had net capital of $296,837 which was $246,837 in excess of its required net capital of $50,000. At December 31, 2001 the Company had net capital of $185,728 which was $135,728 in excess of its required net capital of $50,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company earns management fees from a related party in exchange for the use of office space, personnel and administrative services. Management fees income for the years ended December 31, 2002 and 2001 totaled $180,000 and $167,997, respectively. Additionally, the Company's executive offices are leased from an affiliated entity. Total lease payments made to the affiliated entity totaled $98,700 during 2002 and 2001, respectively.

THOROUGHBRED FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2002 and 2001

NOTE 7 – EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan for its employees. The Plan covers all employees who have completed minimum service requirements. The Plan provides for employer matching contributions. Contributions to the Plan for discretionary matching amounts totaled $36,670 and $32,671 for the years ended December 31, 2002 and 2001, respectively.

NOTE 8 – OPERATING LEASES

The Company offices are located in facilities leased under operating lease agreements. Rent expense for all operating leases was $176,487 and $159,027 during 2002 and 2001, respectively. Minimum rents due under operating leases having noncancelable terms in excess of one year are as follows:

Year ending December 31:

2003	$ 32,266
2004	14,486
2005	14,486
2006	12,072
Total	$ 73,310

SUPPLEMENTARY INFORMATION

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

Schedule I

	2002	2001
Computation of basic net capital requirement:		
Net worth per financial statement	$ 384,154	$ 252,388
Excess deductible on Fidelity Bond	-	-
Total nonallowable assets	(87,317)	(66,660)
Net capital	$ 296,837	$ 185,728
Minimum net capital requirement	$ 20,022	$ 26,691
Minimum dollar net capital requirement of reporting broker	$ 50,000	$ 50,000
Greater of above amounts	$ 50,000	$ 50,000
Excess net capital	$ 246,837	$ 135,728
Excess net capital at 1000%	$ 271,224	$ 145,692
Reconciliation with company's computation (included in Part II of Form X-17a-5 as of December 31, 2002 and 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 296,837	$ 218,126
Audit adjustment to record additional compensation	-	(32,398)
Net capital per above	$ 296,837	$ 185,728

Thoroughbred Financial Services, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2002 and 2001

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

Thoroughbred Financial Services, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

December 31, 2002 and 2001

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

Thoroughbred Financial Services, LLC
Reconciliation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3

December 31, 2002 and 2001

The net capital computed on page 11 and the Company's computation of net capital on its December 31, 2002 Focus Report – Part IIA agree. As a result, no reconciliation is necessary. A reconciliation of net capital for December 31, 2001 is included on page 11.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

Thoroughbred Financial Services, LLC
Reconciliation Between the Audited and Unaudited
Statements of Financial Condition with Respect to
Methods of Consolidation

December 31, 2002 and 2001

Not Applicable

Thoroughbred Financial Services, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2002 and 2001

None

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Thoroughbred Financial Services, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

January 24, 2003
Nashville, Tennessee